August 19, 2025

Richard Byrne
Trustee
FBRED-C Feeder REIT Trust
One Madison Avenue
Suite 1600
New York, NY 10010

       Re: FBRED-C Feeder REIT Trust
           Form 10-12G
           Filed July 25, 2025
           File No. 000-56765
Dear Richard Byrne:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G
Item 1. Business, page 5

1. Please provide an organization structure chart including percentage ownerships.
2. Please provide additional disclosures regarding your planned business, including the material terms of the stockholder agreement with FBRED, the transaction(s) through which you expect FBRED to become a majority-owned subsidiary, and the reason(s)
       for the structure of the indirect ownership interests in FBRED. Please provide additional disclosures regarding the fees that will be paid at the various levels associated with the indirect purchase of common shares of FBRED.
3. We note the disclosure on page 11 that "the Indirect Parent is conducting a continuous private offering of units of the Indirect Parent to certain non-U.S. investors pursuant to an exemption from the registration requirements of the Securities Act for an indefinite period. The Indirect Parent will indirectly invest the net proceeds of such offering as follows: (i) indirect investments, through the Cayman Feeder Sub, in
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Page 2

       various classes of our common shares; and (ii) Shareholder Loans to us. We intend to invest proceeds received directly and indirectly from the Indirect Parent in shares of common stock of FBRED." Please provide additional clarification of the anticipated indirect investments in your common stock and then the subsequent investment of those proceeds into shares of common stock of FBRED, including the anticipated prices at which such shares will be purchased and any associated fees. Similarly, discuss any anticipated arrangements regarding shareholder loans, including who will make the determination and the factors considered in determining whether to invest in your common shares or shareholder loans.
Item 2. Financial Information
Management   s Discussion and Analysis of Financial Condition and Results of
Operations,
page 11

4. We note your statement that your Adviser will agree to advance all organization and offering expenses. Please revise your filing to disclose the amount of such costs that have been advanced to date.
Item 4. Security Ownership of Certain Beneficial Owners and Management., page
14

5. We note your disclosure that your "Cayman Feeder Sub will be our sole shareholder." Please identify the natural person or persons who, directly or indirectly,
       exercise sole or shared voting and/or investment powers with respect to the shares held by this entity. Please ensure that you provide all of the disclosure required buy
       Item 403 of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities., page 23

6. Please clarify how the price of the shares to be sold under the continuous private offering will be determined and the classes to be sold. To the extent the price will be based upon NAV of FBRED, please clearly disclose this and disclose the NAV for each month for each share category since FBRED began determining NAV.
Item 13. Financial Statements and Supplementary Data, page 26

7. We note your statement that your financial statements will be provided in an amendment to this registration statement. We will monitor your filing for the inclusion of such financial statements.
General

8. We note that you incorporate certain disclosure by reference. Please revise to provide hyperlinks to the disclosure incorporated by reference. Please refer to Rule12b-23 of the Exchange Act.
9. We note that your primary use of cash will include periodic share repurchases. To the extent you have a share repurchase plan, please disclose the material terms. In addition, please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the
       Division of Corporation Finance in prior no action letters. To the extent you are
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Page 3

       relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12,
       2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global
       REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund
       Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the
       Division of Corporation Finance, you may contact the Division   s Office
of Mergers
       and Acquisitions at 202-551-3440.
10. To the extent that you may conduct the share repurchase plan during the continuous private offering of shares, please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase plan in determining whether the plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.
       To the extent you have questions regarding your plan, you may contact the Division of Trading and Markets at 202- 551-5777.
11. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
       Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael McTiernan, Esq.